EXHIBIT 99.1

Brazil: TotalEnergies Launches Phase 4 On the Giant

Mero Field Development

Paris, August 3 2021 – TotalEnergies and its partners have taken the investment decision for the fourth phase of the Mero project (Libra block), located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the prolific pre-salt area of the Santos Basin.

The Mero 4 Floating Production Storage and Offloading (FPSO) unit will have a liquid treatment capacity of 180,000 barrels per day and is expected to start up by 2025. It follows investment decisions for Mero 1 (startup expected in 2022), Mero 2 (startup expected in 2023) and Mero 3 (startup expected in 2024) FPSOs. All of them have a liquid processing capacity of 180,000 barrels per day.

"The decision to launch Mero 4 marks the last milestone in the large-scale development of the Mero oil resources. This giant project is in line with TotalEnergies' growth strategy in Brazil which is to produce oil at a competitive cost out of world class fields while limiting CO₂ emissions to a strict minimum", said Arnaud Breuillac, President Exploration & Production at TotalEnergies.

The Mero field has been in pre-production since 2017 with the 50,000-barrel-per-day Pioneiro de Libra FPSO. The Libra Consortium is operated by Petrobras (40%) as part of an international partnership including TotalEnergies (20%), Shell Brasil (20%), CNOOC Limited (10%) and CNPC (10%). Pre-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

TotalEnergies in Brazil

TotalEnergies has been present in Brazil for over 40 years and has more than 3,000 employees in the country. The Company operates in all segments at the country: exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

TotalEnergies Exploration and Production’s portfolio currently includes 12 blocks. In 2020, the Group’s production in the country averaged 35,000 barrels of oil per day. In October 2019, a consortium led by TotalEnergies was awarded Block C-M-541, located in the Campos Basin, in the 16th Bidding Round held by Brazil’s National Petroleum Agency (ANP) and the first exploration drilling is expected to begin in late 2021.

In 2017, TotalEnergies and Petrobras formed a Strategic Alliance encompassing exploration and production and gas, renewables and power activities. Through the Alliance, the two groups are implementing R&D projects on topics such as artificial intelligence leading to efficiency gains, with direct applications in Brazil. TotalEnergies entered the fuel distribution market in Brazil with the acquisition in December 2018 of Grupo Zema’s distribution activities. TotalEnergies thus owns a network of 248 service stations, as well as several storage facilities for petroleum products and ethanol.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations : +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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